333-10364

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933
For American Depositary Shares Evidenced by American Depositary Receipts

MAGYAR TELEKOM TÁVKÖZLÉSI NYILVÁNOSAN MŰKÖDŐ RÉSZVÉNYTÁRSASÁG
(Exact name of issuer of deposited securities as specified in its charter)
MAGYAR TELEKOM TELECOMMUNICATIONS PUBLIC
LIMITED COMPANY
(Translation of issuer's name into English)

The Republic of Hungary
(Jurisdiction of Incorporation or organization of Issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)
4 New York Plaza, New York, New York 10004
Tel. No.: (212) 623-0636
(Address, including zip code, and telephone number of depositary's principal offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 590-9338
(Address, including zip code, and telephone number of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466

☒ immediately upon filing	☐ on [date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box.  ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Deposit- ary Share representing 5 registered shares, nominal value HUF 100 each of Magyar Telekom Távközlési Nyilvánosan Működő Részvénytársaság.
	N/A	N/A	N/A	N/A

Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement No. 333-7728.

This Post-Effective Amendment to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

The Prospectus consists of the form of American Depositary Receipt (AADR@) included as Exhibit A to the form of Amendment No. 1 Deposit Agreement filed as Exhibit (a)(2) to this Post-Effective Amendment to Registration Statement on Form F-6, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Location in Form of
	Item Number	ADR Filed Herewith
	and Caption	as Prospectus

1.	Name of depositary and	Face, introductory paragraph
	address of its principal	and final sentence on face.
executive office

2.	Title of ADR and identity	Face, top center and
	of deposited securities	introductory paragraph

Terms of Deposit

	(i) The amount of deposited	Face, upper right corner
	securities represented by	and introductory
	one unit of ADRs	paragraph

	(ii) The procedure for voting,	Reverse, paragraph (12)
if any, the deposited
securities

	(iii) The collection and	Face, paragraphs (4), (5) and
	distribution of dividends	(7); Reverse, paragraph (10)

	(iv) The transmission of	Face, paragraphs (3) and (8);
	notices, reports and	Reverse, paragraph (12)
proxy soliciting material

	(v) The sale or exercise of	Face, paragraphs (4) and (5);
	rights	Reverse, paragraph (10)

	(vi) The deposit or sale of	Face, paragraphs (4) and (5);
	securities resulting from	Reverse, paragraphs (10) and
	dividends, splits or plans	and (13)
of reorganization

	(vii) Amendment, extension or	Reverse, paragraphs (16)
	termination of the deposit	and (17) (no provision
	agreement	for extension)

Location in Form of
Item Number			ADR Filed Herewith
and Caption			as Prospectus

	(viii)	Rights of holders of ADRs	Face, paragraph (3)
to inspect the transfer books
of the Depositary and the
lists of holders of ADRs

	(ix)	Restrictions upon the right	Face, paragraphs (1), (2),
		to deposit or withdraw the	(4) and (5)
underlying securities

	(x)	Limitation upon the liability	Reverse, paragraph (14)
of the Depositary and/or the
Company

3.		Description of all fees and	Face, paragraph (7)
charges which may be imposed
directly or indirectly against
the holders of ADRs

Item 2. AVAILABLE INFORMATION
Location in Form of
		Item Number	ADR Filed
		and Caption	Herewith as Prospectus

2(b) Statement that the foreign			Face, paragraph (8)
issuer is subject to the
periodic reporting requirements of the
Securities Exchange Act of 1934 and,
accordingly, files certain reports with the
Securities and Exchange Commission

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)  Form of Amended and Restated Deposit Agreement dated as of June 2, 1999 among Magyar Telekom Távközlési Nyilvánosan Működő Részvénytársaság, JPMorgan Chase Bank, N.A. (fka Morgan Guaranty Trust Company of New York), as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement"). Previously filed.

(a)(2)  Form of Amendment No. 1 to Deposit Agreement, including the form of ADR, is filed herewith as Exhibit (a)(2).

(b)  Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

(c)  Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

(d)  Opinion of counsel to the Depositary as to the legality of the securities to be registered. Previously filed.

(e)  Certification under Rule 466. - Filed herewith as Exhibit (e).

Item 4. UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on January 21, 2008.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/Melinda L. VanLuit
Name:	Melinda L. VanLuit
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-6 and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized in Budapest, Hungary, on December 29, 2007.

Magyar Telekom Távközlési Nyilvánosan Működő
Részvénytársaság
(Registrant)

By:	/s/Christopher Mattheisen
Name:	Christopher Mattheisen
Title:	Chief Executive Officer

By:	/s/Thilo Kusch
Name:	Thilo Kusch
Title:	Chief Financial Officer

Know all persons by these presents that each officer or director whose signature appears below constitutes and appoints each of the directors named below, jointly and severally, his or her true and lawful attorneys-in-fact and agents with full and several power of substitution, for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on December 29, 2007.

Name	Title

/s/Christopher Mattheisen	Chairman and Chief Executive Officer
Christopher Mattheisen

/s/Dr. István Földesi	Director
Dr. István Földesi

/s/Dr. Mihály Gálik	Director
Dr. Mihály Gálik

/s/Michael Günther	Director
Michael Günther

/s/Horst Hermann	Director
Horst Hermann

/s/Thilo Kusch	Director and Chief Financial Officer
Thilo Kusch

/s/Rudolf Kemler	Director
Rudolf Kemler

/s/Frank Odzuck	Director
Frank Odzuck

Director
Dr. Ralph Rentschler

/s/Gregory Lavelle	Authorized Representative in the United States
Gregory Lavelle

INDEX TO EXHIBITS

Exhibit Number

(a)(2)	Form of Amendment No. 1 to Deposit Agreement.

(e)	Rule 466 Certification